Room 4561
Via fax (508) 435-7954

May 24, 2007

Joseph M. Tucci
Chairman, President and CEO
EMC Corporation
176 South Street
Hopkinton, MA 01748

> **Re: EMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File no. 1-09853**

Dear Mr. Tucci:

   We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 1, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction, page 41

1.   Tell us how you considered substantially revising your Introduction to disclose management's perspective on and analysis of your business. In this regard, consider using an "Overview" section to provide an executive level overview of the Company that provides context for the remainder of the MD&A discussion. For example, identify the factors that your Company's executives focus on in

evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing your Company and how management is dealing with these issues. For example, we note that gross margins are impacted by increased labor costs. Consider discussing any material trends towards increasing labor costs and the continuing impact on the decline in the Company's gross margin percentages. Also, we note your reference to the Company's integration plan, the objective of which is to improve efficiencies across your business and reduce costs. Consider expanding your discussion to address the cost savings anticipated from these plans and the segments impacted. Furthermore, for periods subsequent to such charges, consider discussing if actual savings anticipated by the plan were achieved as expected or achieved in periods other than expected and the likely effects on future operating results and liquidity. We refer you to Release 33-8350 on our website at www.sec.gov for guidance.

2.   Your discussion of revenues should also more clearly indicate the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the products sold or services provided. In this regard, we note from your disclosures on page 7 that that you encounter aggressive price competition for all your products and services from numerous companies globally. Consider revising to include a discussion of pricing pressure in your industry. Is there an industry leader that sets prices in your industry? Does pricing pressure come from your large customers who are seeking to lower prices? Consider revising to describe the impact of pricing pressures on both product and service revenues, provided both domestic and international customers.

Results of Operations, page 19

3.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. revenue, gross margin, research and development and selling, general and administrative expenses). Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835.

Note A: Summary of Significant Accounting Policies

Revenue Recognition, page 45

4.   We note that you apply the guidance in SOP 97-2, SAB 104, EITF 00-21, SOP 81-1 and SFAS 13 to your revenue arrangements. We further note that your sales transactions include various combinations of software, services and hardware. Describe the transactions or product / service offerings to which you apply SOP

97-2 versus SAB 104, EITF 00-21 and SFAS 13. Specifically address how you determined whether these arrangements include software and software-related elements versus non-software elements. Tell us how you account for arrangements that include SOP 97-2 deliverables and non-software related deliverables. Also, tell us how you considered the guidance in EITF 03-05 in determining whether the hardware should be considered software-related and specifically address the following:

- Whether the non-software deliverables have substantive functionality without the software. That is, would a customer be expected to purchase the non-software deliverables without also purchasing the software;
- Whether the software and non-software deliverables are always sold as a package or solution;
- Whether payment for non-software deliverables is contingent upon delivery/completion of the software deliverable.

5. We note that for multiple element arrangements, fair value is generally determined based upon the price charged when the element is sold separately. Please describe the process you use to evaluate the various factors that effect your VSOE including customer type and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraph 10 of SOP 97-2.

6. Tell us how you plan to incorporate RSA's revenue recognition policy with the Company's existing policies. In this regard, we note that RSA offers bundled products that include a term software license and support for which VSOE of fair value does not exist for all undelivered elements and accordingly revenue is recognized ratably over the term of the arrangement. We also note that for the Company's arrangements for which VSOE does not exist for the allocation of revenue to the various elements, revenue for the delivered elements is deferred until the undelivered elements have been fulfilled. Please tell us the type of undelivered elements included in these arrangements and tell us how you considered paragraph 12 of SOP 97-2 in accounting for such arrangements.

Research and Development and Capitalized Software Development Costs, page 48

7. We note from the disclosures in VMware's Form S-1 that the independent registered public accounting firm identified a material weakness in VMware's internal controls related to the capitalization of software development costs. Tell us what impact, if any, this weakness had on EMC's evaluation of internal controls over financial reporting and disclosure controls and procedures and tell us if this material weakness was limited to VMware's financial statements.

Note B: Business Acquisitions, Goodwill and Intangible Assets, page 51

8.   We note that in September 2006, the Company acquired all of the outstanding
        shares of RSA for $a purchase price of approximately $2.049 billion of which
        approximately 80% was allocated to goodwill Please describe the factors that
        contributed to a purchase price that resulted in such a significant amount of
        goodwill and tell us how you considered including a discussion of such factors in
        your Form 10-K

Note N: Stockholders' Equity

Impact of Adopting SFAS 123R, page 80

9.   We note from your disclosures on page 49 that you adopted SFAS 123(R) using
        the modified prospective transition method. We further note from your
        disclosures on page 80, in connection with adopting SFAS 123(R) you recorded a
        cumulative effect adjustment to recognize compensation costs previously
        recorded in your pro forma equity compensation disclosures that would have been
        (a) included in inventory and (b) capitalized software development costs in the
        balance sheet as of January 1, 2006 and (c) included accrued warranty expenses.
        Clarify why you believe these cumulative effect adjustments are appropriate and
        reference the specific accounting literature relied on in recording these
        adjustments. Also, tell us what consideration, if any, you gave to recording these
        amounts in equity (paid-in-capital and retained earnings) versus as cumulative
        adjustment to net income.

10.   We note your disclosures on page 81 where you state "as a result of adopting FAS
        No. 123R, our income before taxes and net income in 2006 were $241.6 million
        and $204.5 million lower, respectively, than if we had continued to account for
        share-based compensation under APB no. 25." In this regard, we note that the
        total share-based compensation recognized during fiscal 2006 was $409.4 million.
        Has the Company, therefore, determined that $167.8 million of share-based
        compensation would have been recognized during this same period had you
        continued to apply APB 25? If so, please provide the calculations that support
        your conclusions or explain your disclosures.

Note Q: Segment Information, page 83

11.   We note from your disclosures that you do business in the Middle East. Please
        advise us of all the countries in the Middle East in which you operate and do
        business.

Exhibit 31.1 and 31.2 Certifications

12.   We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual's title.

Other

13.   In RSA's Form 8-K filed on June 13, 2006, we note that RSA received a subpoena from the U.S. Attorney for the Southern District of New York requesting the stock option grant records from 1996 to present. Please tell us the current status of this review. Tell us the Company's involvement with this issue and what impact, if any, this may have on your financial statements.

14.   Please note that the Staff is currently reviewing the Form S-1 filed by VMware and we will consider the Company's response to such comments and the potential impact on EMC's consolidated financial statements and may have further comments.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief